

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2022

Tom Croal
Chief Financial Officer
GEN Restaurant Group, Inc.
11472 South Street
Cerritos, CA 90703

> **Re: GEN Restaurant Group, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Filed January 26, 2022**
> **File No. 377-05692**

Dear Mr. Croal:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement of Form S-1 Amendment No. 2, filed January 26, 2022

Cover Page

1. Please disclose that the holders of the Class B shares are the pre-IPO LLC members, and disclose the total percentage of voting power held by Class B stockholders. Please also clarify that such holders will be able to control all matters requiring approval by your stockholders.

Organizational Structure, page 12

2. We note your revisions in response to comment three. Please further revise your disclosure in this section to quantify the estimated aggregate future payouts that you expect to make to the TRA participants. Please also disclose that all payments made by

you under the TRA will not be available for investment in the business and will generally reduce the amount of cash that might have otherwise been available. Please similarly discuss instances in which payments under the TRA may be accelerated, such as under GEN Inc.'s right to early termination, and quantify the amount of the early termination payment. Please include disclosure discussing the potential impact on your financial condition and liquidity.

Use of Proceeds, page 61

3.   We note that you added additional investments and notes receivable from Ignite between the months of April and June, 2021. Because this indebtedness was incurred within one year, and will be repaid from proceeds of the offering, please describe the use of proceeds from such indebtedness. See Instruction 4 to Item 506 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Information and Other Data, page 68

4.   It appears that your reference to "pro forma adjustments in the Reorganization and Offering Adjustments column" in your disclosure is inconsistent with the actual columns labeled as "Pro Forma Other Adjustments" and "Pro Forma Proceeds" in the pro forma financial statements. Please clarify or revise.

Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA Margin, page 84

5.   Please present and discuss net income (loss) margin whenever Adjusted EBITDA margin is presented and discussed. Please refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K.

6.   We note you present Adjusted EBITDA and Adjusted EBITDA margin in your graph presented on pages 1 and 95 without providing the most directly comparable GAAP measure, net income (loss) and net income (loss) margin. Please revise.

        You may contact Tatanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Peter Wardle, Esq.